Form 51-102F3
Material Change Report
Item 1	Name and Address of Company Denison Mines Corp. (“Denison”)1100 – 40 University AvenueToronto, Ontario M5J 1T1
Item 2	Date of Material Change February 13, 2017
Item 3	News Release News release dated February 13, 2017, disseminated through Marketwired and filed on SEDAR.
Item 4
Summary of Material Change
On February 13, 2017 Denison announced the closing of a financing arrangement with Anglo Pacific Group PLC (“APG”) and its wholly owned subsidiary Centaurus Royalties Ltd. (“Centaurus”) for aggregate gross proceeds to Denison of CAD$43,500,000 (the “Financing”).

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

On February 13, 2017 Denison announced the closing of a financing arrangement with APG and its wholly owned subsidiary Centaurus for aggregate gross proceeds to Denison of CAD$43,500,000.

The Financing is comprised of (1) a 13-year limited recourse lending arrangement involving a loan from APG to 9373721 Canada Inc. (“SPV”), and a further loan from SPV to Denison Mines Inc. (“DMI”) (the “SPV Loan”), each for CAD$40,800,000 (collectively, the “Lending Arrangement”), and (2) CAD$2,700,000 in proceeds from the sale, to Centaurus, of a stream equal to Denison’s 22.5% share of the proceeds from the toll milling of certain Cigar Lake ore by the McClean Lake mill, once throughput from the McClean Lake mill exceeds 215 million lbs U3O8, from ore received from the Cigar Lake mine on or after July 1, 2016 (the “Stream Arrangement”). DMI and SPV are both wholly owned subsidiaries of Denison.

Each of APG, Centaurus, SPV and DMI have satisfied all conditions precedent to the Financing and the funding of the gross proceeds has been confirmed.

Following the completion of the Financing, Denison continues to own its 22.5% strategic interest in the McClean Lake Joint Venture (“MLJV”), including the fully licensed and operating McClean Lake uranium mill, which is situated in the infrastructure rich eastern portion of the Athabasca Basin in Saskatchewan.

Highlights of the Financing

● The SPV Loan is limited in its recourse against DMI, such that it is generally repayable only to the extent of Denison's share of the toll milling revenues earned by the MLJV from the processing of the first 215 million lbs U3O8, from ore received from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake Toll Milling Agreement.

● No warranty is provided by Denison, DMI or SPV to APG or Centaurus, under the terms of the Lending Arrangement or the Stream Arrangement, regarding the future rate of production at the Cigar Lake Mine and/or the McClean Lake mill, or the amount or collectability of proceeds to be received or receivable by the MLJV in respect of toll milling Cigar Lake ore.

● Denison will guarantee the limited recourse loan repayments and will grant a second ranking pledge of its shares of DMI to secure performance by DMI of its obligations to pay the SPV Loan.  The share pledge is second ranking to Denison's existing pledge of the shares of DMI to The Bank of Nova Scotia under the terms of its CAD$24,000,000 Letters of Credit Facility.
● In connection with the closing of the Financing, Denison will grant 1,673,077 share purchase warrants, subject to receipt of regulatory approvals (including the approval of the Toronto Stock Exchange and the NYSE MKT), in satisfaction of a CAD$435,000 arrangement fee payable to APG.  The warrants are expected to have an exercise price of CAD$1.27 per share, and will be exercisable for a period of 3 years immediately following the closing of the Financing.  As a result, Denison may receive a further CAD$2,124,808 in proceeds from the exercise of the warrants.
● Additional details are provided in the Company’s press release dated February 1, 2017.
Cautionary Statement Regarding Forward-Looking Statements
Certain information contained in this report constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this report contains forward-looking information pertaining to the following: the closing of the Financing, the material terms of the Financing and the anticipated use of proceeds and Denison’s ability to derive the anticipated benefits thereof.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer David Cates, President & Chief Executive Officer Phone: (416) 979-1991 Ext. 362
Item 9	Date of Report February 23, 2017.